Filed by Mosaic Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vivint Smart Home, Inc.

Commission File No. 132-02830

Date: September 16, 2019

In connection with the investor presentation prepared by Mosaic Acquisition Corp. (“Mosaic”) and Vivint Smart Home, Inc. (“Vivint Smart Home”) and previously filed with the SEC, the investor presentation was used on a telephonic call held on September 16, 2019, a transcript of which is set forth below. In addition, the investor presentation includes an embedded video clip, a transcript of which is also set forth below.

Vivint / Mosaic Acquisition Corp: Transaction Announcement

Call Participants

•	David Maura, Chairman, President, and CEO of Mosaic Acquisition Corp.

•	Drew McKnight, Managing Partner at Fortress Investment Group

•	Todd Pedersen, Founder and CEO of Vivint

•	Alex Dunn, President of Vivint

•	Mark Davies, CFO of Vivint

•	Dale Gerard, SVP, Finance & Treasurer of Vivint

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the Vivint Smart Home/Mosaic merger announcement conference call. At this time, all participants are in a listen-only mode. If you require any further assistance, please press *0. I would now like to hand the conference over to your speaker today, Dale Gerard, SVP, Finance & Treasurer for Vivint Smart Home, Inc. Thank you, and please go ahead.

Disclaimer

Dale Gerard, SVP, Finance & Treasurer of Vivint

•

Thank you for joining us this morning to announce our transaction. Joining me on the conference call this morning are David Maura, Chairman, President, and CEO of Mosaic Acquisition Corp., Todd Pedersen, Founder and CEO of Vivint, Alex Dunn, Vivint’s President, Mark Davies, Vivint’s Chief Financial Officer, and Drew McKnight, Managing Partner of Fortress Investment Group.

•

I would like to begin by reminding everyone that the discussion today may contain forward-looking statements including, but not limited to, with regards to the company’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions, and they are not guarantees of performance. You should not put undue reliance on these statements.

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You should understand that such forward-looking statements involve risks and uncertainties, including the items discussed under the risk factors in Vivint’s most recent annual report on Form 10-K/A, as such factors may be updated from time to time in our filings with the SEC which are available on the Investor Relations section of our website, may cause actual results or performance to differ materially from those indicated by such statements. The company is under no obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.

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In today’s remarks, we will also refer to certain non-GAAP financial measures. Definitions and reconciliation of these non-GAAP financial measures to the most comparable financial measures calculated in accordance with GAAP are available in the presentation appendix accompanying the announcement.

•	I will now turn the call over to David.

Introduction

David Maura, Chairman, President, and CEO of Mosaic Acquisition Corp.

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Good morning, thanks very much for joining us. This is David Maura, Chairman, President and CEO of Mosaic Acquisition Corp. We appreciate everyone dialing in for this call to hear about this compelling opportunity.

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We are very excited to announce this transaction this morning, whereby we will be combining Mosaic Acquisition Corp. with Vivint Smart Home, a leading provider of fully-integrated smart home services, for a total value of approximately $5.6 billion.

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This is exactly the type of deal that we had hoped to bring to the market when Drew McKnight and I decided to raise a SPAC almost two years ago. We are proud to announce this partnership with Vivint, which represents the largest SPAC merger in the last 5 years.

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Since our IPO back in September 2017, Drew, myself, and the entire Fortress Investment Group, have dedicated significant resources and time to identify the right target for our stakeholders. Having considered hundreds of opportunities, ultimately deciding that Vivint possesses all the key qualities that we have been looking for – a strong management team, incredible growth and margin profile, with a tremendous runway to continue growing into the foreseeable future. That is why Fortress is committing an additional $125 million of capital through a PIPE, and I am personally committing to purchase $5 million under my own 10b5-1 trading plan. Furthermore, Blackstone, the current owner of Vivint, is investing an additional $100 million as part of this transaction and I want to thank all of our anchor investors who through their $150 million forward purchase commitments decided to back Drew and I at start of this adventure two years ago.

•	Vivint represents a compelling opportunity to invest in a technology company that is exceptionally positioned to continue to win in the smart home ecosystem.

•	We see the global smart home market as representing a large and fast-growing opportunity which is still in the early stages of broad consumer adoption.

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Vivint’s proprietary cloud-based software platform coupled with its patented technology ideally positions the Company to take advantage of this opportunity. The Company’s high-margin subscription based model and compelling unit economics offers strong visibility and important long-term contracted cash flows.

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Vivint has organically been able to grow rapidly. More than 95% of the Company’s revenue recurring with an impressive 37%+ EBITDA CAGR from 2018 through 2020E period. We believe Vivint is not only well positioned strategically, but also has multiple, actionable, levers to further catalyze growth.

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Vivint’s management team headed by Todd Pedersen, Founder and CEO, Alex Dunn, President, and Mark Davies, CFO has created what we believe is a best-in-class operation with a proven track record of operational excellence, financial performance, and ongoing technological innovation and leadership. This is a proven management team that is public company ready.

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The combination with Mosaic will help Vivint move to the next level as we will be providing capital to meaningfully de-lever the Company’s balance sheet allowing it to pursue high growth initiatives in the future.

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Personally, I’m very excited to work with the Vivint team as they have built an impressive business that is powerfully positioned to benefit from the trend of increasing smart home adoption. The team is disciplined in its approach both to operations and capital deployment, which has led to tremendous organic growth. We look forward to being a long-term value-added partner that can help Management take advantage of Vivint’s expertise in offering an extensive suite of proprietary smart home devices.

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Drew will review the transaction specifics at the end of the call. For now, I want to turn the call over to Todd Pedersen, Alex Dunn and Mark Davies from Vivint to give you greater insights into the Company’s platform and its key elements of its growth strategy.

Business section and financial performance overview

Todd Pedersen, Founder and CEO

•	Thank you, David. We are excited to partner with Mosaic to begin the next chapter of Vivint’s growth.

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We are pleased that Blackstone, Fortress and other existing investors continue to share our vision of the smart home. The additional capital and the recommitment of our original investors are a sign of their belief in the strength and future of our business.

•	I founded the company nearly 20 years ago. At the time, my dad gave me the advice to focus on taking care of our customers and employees, and everything else would take care of itself.

•	I couldn’t have imagined that almost 20 years later we would be a leading smart home company with approximately 1.5 million subscribers, 12,000 employees and more than $1 billion in revenue.

•	It only took us 20 years to become an overnight success.

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Along the way we have had some great partners. In 2012, Blackstone became a majority investor in the company because they shared our vision for the smart home and they have provided the support and resources for us to develop our world-class smart home platform.

•	Our mission is to redefine the home experience through intelligently designed cloud-enabled solutions delivered to every home by people who care.

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Our proprietary cloud-based smart home operating system, along with our premiere smart home professionals, make it possible to create a customized smart home with smart lights, locks, cameras, security, thermostats and a variety of other devices. All of our products work together in an elegant system that homeowners can control from their in-home hub, a single app or their voice.

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Our in-home consultative sales approach has been successful and a differentiator for our business. We have thousands of Smart Home Pros throughout North America who help homeowners design, finance and install their smart homes. We deliver a smart home experience that is easy, affordable and that our customers love.

•	Our technology platform and our people are the foundation of our business model and drive everything we do.

•	We’ve created award-wining products and services at our Vivint Innovation Center. Two years ago, Fast Company magazine named Vivint one of the 50 Most Innovative Companies in the world.

•	I am so proud of all that the Vivint team has accomplished in building a multi-billion-dollar company that delivers exceptional smart home experiences for our more than 1.5 million customers.

•	I am excited about this major milestone for our company and what it means for the future.

•	Even though we’ve accomplished a lot in the last 20 years, we’re just getting started.

•	Alex will now walk you through the highlights of our business model.

Alex Dunn, President of Vivint

•	Thanks, Todd.

•	We are very excited about this milestone in our continued evolution. Key highlights about Vivint and the value we deliver include:

1.	Vivint’s cloud-based software platform delivers a seamless, easy-to-use, and intuitive smart home experience

2.

We have a differentiated end-to-end model that enables us to engage potential customers, individually customize a solution for each of those customers, install that solution quickly and seamlessly, and then manage and support that solution for the life of the customer relationship.

3.

Our Smart Home-as-a-Service business model generates subscription-based, high-margin recurring revenue from subscribers. We have strong subscriber momentum with compelling unit economics which is driving accelerating growth and adjusted EBITDA.

4.	We have multiple levers to continue leading innovation and growth in the smart home space, and driving accelerating financial performance on behalf of all of our stakeholders.

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Vivint’s vertically integrated Smart-Home-as-a-Service platform integrates on average 14 devices in our subscribers’ homes, and our cloud-based Smart Home Operating System manages the multitude of devices and activity in and around the home to deliver a seamless, easy-to-use, and intuitive smart home experience.

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Our proprietary end-to-end smart home platform approach is of critical importance in enabling a comprehensive, consumer-facing solution that can help address real-world problems. Our goal is to transform and improve how a customer lives in and interacts with their home.

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We’ve created the largest vertically integrated smart home platform with over 1.5 million subscribers, more than 20 million connected devices in customers’ homes, and best in class app engagement. Our platform manages over 1.5 billion daily events, and our scale and intelligent platform enable us to continue to build on our leading position and further shape the smart home economy.

•	We believe we are in the early days of a significant opportunity, with a TAM of $16 billion today, projected to grow to $33 billion in 2023E.

•	Vivint is succeeding at delivering consumers a transformative Smart Home experience.

•	We believe that creating the best smart home solution requires an integrated customer experience. This is why we have developed our own technology, and control every step of that experience.

•	Our own employees, known as Smart Home Pros, find, design, install, and manage the entire smart home experience on behalf of our customers.

•	We leverage our technology platform to efficiently target new customers and serve their needs on an ongoing basis.

•	With multiple sales channels and over 4,800 sales reps and 3,000 technicians we are able to deliver our smart home experience to customers in 98% of the Zip Codes in the United States, and in Canada.

•	Vivint’s consultative sales model provides bespoke offerings for customers that includes an average of over 14 devices per household.

•	We provide professional installation services, often done on the same day as the sale.

•	Further, we stand behind our offering with exceptional customer support that has enabled us to achieve an 81% first-contact resolution success rate.

•	Most companies today have developed a standalone device strategy. We learned early on that the only winning strategy in smart home is an end-to-end solution.

•	Vivint is a fully integrated platform that unifies the Smart Home.

•	The Vivint Smart Home Operating System seamlessly integrates our extensive suite of proprietary and third-party devices, to create a unified, intuitive experience.

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Our platform is AI-driven and fueled by over 1.5 billion events per day. When data is fed into our system, the platform becomes smarter and can provide a better user experience, leading to a highly compelling solution that continues to attract new customers, which in turn results in the creation of more data, all of which results in a positive, self-reinforcing feedback loop.

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Our proprietary technology stack, development expertise, access to massive amounts of data and learnings from providing a fully integrated customer experience enable us to continually innovate and introduce new solutions that create value for customers and unlock new business opportunities.

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In addition to providing exceptional smart home offerings, we have pioneered financing options that provide our customers with payment flexibility that enables them to afford the ideal smart home solution.

•	We call this solution Vivint Flex Pay. We launched the program in 2017 in partnership with Citizens Bank and have achieved fantastic results.

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With Flex Pay, Vivint has been able to accelerate the acquisition of new subscribers and at the same time, reduce subscriber acquisition cost by empowering customers to directly purchase hardware during the initial sale. As a result, our Adjusted LTV / Net SAC is greater than 3.0x.

•	Flex Pay also helps contribute to our strong customer retention as customers buy-in to the platform and stay over time to continue to extract the full value of their upfront investments.

•	Looking forward, we see a large greenfield market opportunity and numerous pathways to drive sustained growth.

•	We have a five-pronged strategy to pursue this expanding opportunity.

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First, we will grow existing channels through both direct-to-home and national inside sales. On direct-to-home, we are opening new recruiting hubs that allow us to expand our recruiting base. On national inside sales, we are expanding on our brand awareness, increasing digital marketing, and growing our third-party referral partners.

•	Second, Vivint is developing new sales channels that include retail, multifamily, builders & AV Professionals.

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Third, Vivint is rapidly growing upgrades to sell additional solutions to existing customers. We are beginning to offer upgrades to our existing subscriber base and supporting our customers with attractive financing options through Flex Pay.

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Fourth, we will continue to expand our product and service offerings. For example, we recently launched Vivint Car Guard in 2019, which is an exciting new offering to protect customers’ vehicles and integrate solutions between home and auto.

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Lastly, we plan to pursue opportunities in highly relevant related markets such as home insurance and aging in place and numerous other categories. We are still in the early days of a big opportunity and will continue to evolve to position the business for continued success.

•	Vivint has a visionary, founder-led management team that has driven the Company’s success to date and we designed our strategy to capitalize on the massive opportunity to increase smart home adoption.

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Alongside our dedicated and exceptional employees, we look forward to writing the next chapter in Vivint’s story in partnership with Mosaic. I will now turn the time over to CFO, Mark Davies, to describe how our business model has driven exceptional financial performance.

Mark Davies, CFO of Vivint

•	Thank you, Alex.

•	Vivint has a highly differentiated business model which has and will continue to yield superior financial results.

•	We have achieved a rare combination of growth and scale.

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Our platform has grown to over 1.5 million subscribers as of June 30, 2019 and we anticipate our subscriber base will exceed 1.9 million subscribers by 2021E, more than a 70% increase over our subscriber base in 2016.

•	This strong subscriber growth has translated into similarly robust revenue growth.

•	2018 revenues exceeded $1 billion, our 2019E revenue estimate is $1.17 billion, and we project revenue to grow to over $1.4 billion by 2021E, representing an 11% CAGR.

•	Over 95% of our revenue is recurring which provides long-term visibility and predictability to our business.

•	A majority of our new subscribers enter into five-year contracts and remain on the platform for approximately 8 years, driving significant life-time margin dollars.

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In fact, given our recurring revenue model and rapid rate of growth, Vivint generates over 1.5 times in new life-time bookings every year, compared to our GAAP revenue.    And, as a result, we’ve generated a significant backlog of $5.7B, as of June 30, 2019, in life-time revenue.

•	In addition to achieving significant growth and scale, we generate highly attractive unit economics.

•	A key contributor to Vivint’s unit of one performance is our innovative Flex Pay program, which we implemented in early 2017.

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With the benefits of Flex Pay, we have reduced our net subscriber acquisition costs by almost 50% from $1,996 in 2016 to $1,064 for the last twelve months ended June 30, 2019. We expect this favorable trend to continue.

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With our low net subscriber acquisition cost and high net service margins, like most SaaS-based models, Vivint has a highly attractive LTV to net SAC ratio of greater than 3.0 times, for those customers who are onboarded with third-party financing.

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With regards to operating margins, Vivint benefits from our vertically integrated technology and service platform, which has allowed us to effectively increase consumer satisfaction, reduce service costs and increase margins.

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An example of how the integrated platform drives financial performance is evident in how we regularly push software enhancements to each subscriber, provide real-time updates to firmware, and remotely and proactively diagnose potential issues. This type of flexibility and responsiveness is not possible with outsourced operating systems and it enables Vivint to deliver industry-leading margins.

•	Our strong unit economics and scale have contributed to our ability to drive significant Adjusted EBITDA margin improvement.

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In 2018 we achieved 27% Adjusted EBITDA margins. For 2019E we estimate our Adjusted EBITDA margin will reach 35%, and we anticipate our margin will expand to 43% by 2021E. This performance represents a 30% CAGR for Adjusted EBITDA over this period.

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Now onto cash flow. With Vivint’s growth in Adjusted EBITDA, increasing adoption of Flex Pay and improved unit economics, we’ve been able to significantly increase unlevered cash flow. For the LTM period as of June 30, 2019, we are unlevered free cash flow positive and expect cash flow generation to continue to scale.

•	With the Mosaic transaction we will meaningfully reduce our net debt ratios and anticipate further deleveraging over time. Our target leverage ratio is less than 3 times Covenant Adjusted EBITDA.

•	In summary, we believe the Vivint business model positions us to continue to drive strong and reliable financial performance as a public company and we’re excited to embark on Vivint’s next chapter.

•	I will now turn it over to Drew McKnight from Fortress to provide further details on the transaction.

Transaction Overview

Drew McKnight, Managing Partner at Fortress Investment Group

•	Thank you Mark.

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Let’s now turn to the transaction specifics. Our agreement creates an enterprise value of approximately $5.6 billion. This represents 10.5x projected 2020E Adjusted EBITDA of $530 million. This comes at a discount to subscription comps and we believe will be very attractive compared to our smart home and consumer subscription peers. These comps can be found in the investor presentation that was publicly-filed today.

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We think this is an attractive price for investors given the Company’s compelling B2C service model, attractive cash flow dynamics and financing flexibility, highly visible growth, and finally the numerous unmodeled upside opportunities.

•	Transaction Highlights:

1.

As noted earlier, the Transaction will be funded through a combination of Mosaic common stock, $150 million through committed Forward Purchase Agreements and $225 million of PIPE proceeds, consisting of $125 million of additional investment by Fortress affiliates, and $100 million of additional investment by Blackstone.

2.

After assuming existing debt and the proposed debt paydown, pro forma net leverage will be 4.3x (excluding liabilities under the Flex Pay program) based on LTM 6/30/19 Covenant Adjusted EBITDA of $583 million.

3.

As part of the transaction, existing Vivint shareholders are expected to roll their entire existing equity stake for roughly 75% of the combined company at closing (representing 231.6 million shares at $10.00 per share).

4.	Equity holders of Mosaic and PIPE investors are expected to own approximately 18% and 7%, respectively, of the future public Vivint.

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As part of this transaction, we will be forming a board that will include the existing Vivint directors, David, and after closing, subject to regulatory approval, a representative from the SoftBank Vision Fund.

•	We expect to file our initial proxy statement with the SEC shortly.

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We believe this transaction offers us an opportunity to partner with an exceptional leadership team to continue to build a world-class business. We are convinced Vivint is positioned to be the clear winner in the smart home space.

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Thank you for your time today. More information about the transaction can be found in our public filings, as well as the presentation that we have filed with the SEC. Please don’t hesitate to contact us, or our advisors J.P. Morgan, Deutsche Bank, RBC, Evercore, Goldman Sachs, or Morgan Stanley for further information. That concludes today’s call and thank you for joining.

Embedded Video Clip

•	[0:08] Mother: Girls, let’s go!

•	[0:10] Child: Okay, coming.

•	[0:15] Narrator: At Vivint Smart Home, we believe that home should be easy. So we created a Smart Home experience where everything works together.

•	[0:25] Smart Hub voice: Your home is now armed away.

•	[0:31] Narrator: Even when you’re away, it’s easy to take care of things at home.

•	[0:34] Woman using phone: Hello?

•	[0:35] Delivery man: Couple packages?

•	[0:38] Woman using phone: Awesome, I’ll open the garage for you.

•	[0:40] Delivery man: Great.

•	[0:41] Narrator: You can accept deliveries and keep them safe.

•	[0:55] Narrator: With a push of a button, Vivint Smart Home helps you save energy and keeps your home secure.

•	[1:07] Narrator: If something does happen, your system takes action automatically to keep you and your family protected.

•	[1:15] Vivint system: Hello, this is Vivint. We’ve detected a smoke alarm. Is everything okay?

•	[1:19] Woman cooking: Yeah, just getting ready to order takeout.

•	[1:22] Narrator: It makes life easier when everything in your home works together, and making life easier is what Vivint Smart Home is all about.